Exhibit 3.1
CERTIFICATE OF AMENDMENT
OF
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
The corporation organized and existing under the General Corporation Law of the State of Delaware, hereby certified that:
FIRST. The name of the corporation is GRI Bio, Inc. (the “Corporation”).
SECOND. The Amended and Restated Certificate of Incorporation of the Corporation, as amended to date, is hereby further amended by striking Section 4.1 of Article IV in its entirety and by substituting in lieu of the following:
“Section 4.1 Authorized Stock. The total number of shares which the Corporation shall have authority to issue is 260,000,000 shares, of which (a) 250,000,000 shall be designated as Common Stock, $0.0001 par value per share (the “Common Stock”) and (b) 10,000,000 shall be designated Preferred Stock, $0.0001 par value per share (the “Preferred Stock”).
Effective at 4:01 p.m. Eastern Time on February 21, 2025 (the “Reverse Stock Split Effective Time”), a one-for-seventeen reverse stock split of the Corporation’s Common Stock shall become effective, pursuant to which each seventeen (17) shares of Common Stock outstanding and held of record by each stockholder of the Corporation (including treasury shares) immediately prior to the Reverse Stock Split Effective Time shall be reclassified and combined into one (1) validly issued, fully paid and nonassessable share of Common Stock automatically and without any action by the holder thereof upon the Reverse Stock Split Effective Time and shall represent one share of Common Stock from and after the Reverse Stock Split Effective Time (such reclassification and combination of shares, the “Reverse Stock Split”). No fractional shares of Common Stock shall be issued as a result of the Reverse Stock Split and, in lieu thereof, upon surrender after the Reverse Stock Split Effective Time of a certificate which formerly represented shares of Common Stock that were issued and outstanding immediately prior to the Reverse Stock Split Effective Time, any person who would otherwise be entitled to a fractional share of Common Stock as a result of the Reverse Stock Split, following the Reverse Stock Split Effective Time, shall be entitled to receive a cash payment equal to the fraction of a share of Common Stock to which such holder would otherwise be entitled multiplied by the fair value per share of the Common Stock immediately prior to the Reverse Stock Split Effective Time as determined by the Board of Directors of the Corporation.
Each stock certificate that, immediately prior to the Reverse Stock Split Effective Time, represented shares of Common Stock that were issued and outstanding immediately prior to the Reverse Stock Split Effective Time shall, from and after the Reverse Stock Split Effective Time, automatically and without the necessity of presenting the same for exchange, represent that number of whole shares of Common Stock after the Reverse Stock Split Effective Time into which the shares formerly represented by such certificate have been reclassified (as well as the right to receive cash in lieu of fractional shares of Common Stock after the Reverse Stock Split Effective Time); provided, however, that each person of record holding a certificate that represented shares of Common Stock that were issued and outstanding immediately prior to the Reverse Stock Split Effective Time shall receive, upon surrender of such certificate, a new certificate evidencing and representing the number of whole shares of Common Stock after the Reverse Stock Split Effective Time into which the shares of Common Stock formerly represented by such certificate shall have been reclassified.”
THIRD. The amendment of the Amended and Restated Certificate of Incorporation herein certified has been duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.
GRI BIO, INC.
By: /s/ W. Marc Hertz, Ph.D.
Name. W. Marc Hertz, Ph.D.
Title. President and Chief Executive Officer